# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lancaster Colony Corporation, CIK 0000057515
CUSIP: 513847103
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 380 Polaris Parkway, Westerville, Ohio (OH), 43082
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-029472
Filed by CIK 0001220945

## Reporting persons
- John B. Gerlach, Jr.: type of reporting person: individual (IN); sole voting power 451,539; shared voting power 987,041; sole dispositive power 451,539; shared dispositive power 987,041; aggregate amount beneficially owned 1,438,580 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Lancaster Colony Corporation
Address of issuer's principal executive offices: 380 Polaris Parkway, Westerville, Ohio 43082

## Item 2. Person Filing
Name of person filing: John B. Gerlach, Jr.
Address of principal business office or, if none, residence: 380 Polaris Parkway, Westerville, Ohio 43082
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,438,580
Percent of class: 5.2
Sole power to vote or to direct the vote: 451,539
Shared power to vote or to direct the vote: 987,041
Sole power to dispose or to direct the disposition: 451,539
Shared power to dispose or to direct the disposition: 987,041

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- John B. Gerlach, Jr.: /s/ John B. Gerlach, Jr., John B. Gerlach, Jr. (02/11/2025)